Exhibit 99.3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Theratechnologies Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the “Meeting”) of the Corporation will be held at the Hotel Omni Mont-Royal, 1050 Sherbrooke Street West, Montreal, Québec, on Wednesday, May 16, 2012 at 10:00 a.m., local time, for the following purposes:

(1)	to receive the consolidated financial statements for the fiscal year ended November 30, 2011, as well as the auditors’ report thereon;

(2)	to elect directors for the ensuing year;

(3)	to appoint auditors for the ensuing year and authorize the directors to set their compensation; and

(4)	to transact such other business as may properly come before the Meeting.

A shareholder who is unable to attend the Meeting in person may appoint an other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting by completing the enclosed form of proxy or the one provided by your intermediary (stockbroker, bank, trust or trustee) and returning same to the Corporate Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1100 University Street, 12th Floor, Montreal, Québec, Canada H3B 2G7, prior to 5:00 p.m. (Eastern Time) on May 14, 2012.

DATED at Montreal, Québec, Canada, April 16, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

Jocelyn Lafond Vice President, Legal Affairs, and Corporate Secretary Theratechnologies Inc. 2310 Alfred-Nobel Boulevard Montreal, Québec, Canada H4S 2B4